Exhibit 99.2

1 AlphaTON Capital Presentation September 2025 Strategic Relationships

2 2 Cautionary Note Regarding Forward - Looking Statements This presentation contains forward - looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Statements in this presentation that are not statements of historical fact are forward - looking statements. Words such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “seek,” “could,” “intend,” “target,” “aim,” “project,” “designed to,” “estimate,” “believe,” “predict,” “potential” or “continue” or the negative of these terms or other similar expressions are intended to identify forward - looking statements, though not all forward - looking statements contain these identifying words. The Company may not actually achieve the plans, intentions or expectations disclosed in its forward - looking statements and you should not place undue reliance on the forward - looking statements. These forward - looking statements involve risks and uncertainties that could cause the Company’s actual results to differ materially from the results described in or implied by the forward - looking statements. Factors that may cause the Company’s actual results to differ materially from those expressed or implied in the forward - looking statements in this presentation are set forth in “Item 3 – Key Information - Risk Factors” in the Company’s Annual Report on Form 20 - F for the year ended March 31, 2025 and included in the Company’s Form 6 - K to be filed with the Securities and Exchange Commission on the date hereof, and in the Company’s other filings with the Securities and Exchange Commission. Although the Company believes that the expectations reflected in these forward - looking statements are reasonable, undue reliance should not be placed on them as actual results may differ materially from these forward - looking statements. The forward - looking statements contained in this presentation are made as of the date hereof, and the Company undertakes no obligation to update publicly or revise any forward - looking statements or information, except as required by law.

ALPHATON CAPITAL

Highlights

- Telegram is the company behind one of the most widely used social networks in the world, with Telegram Messenger having surpassed 1 billion monthly active users in early 2025.

- The team has secured a discount on TON for the first purchase.

- Prominent venture capital firms, including Sequoia Capital, Ribbit, Benchmark, Kingsway, Vy Capital, Draper Associates, Libertus Capital, CoinFund, Hypersphere, SkyBridge and Karatage, have invested over $400 million in Toncoin, the native cryptocurrency of the TON blockchain.

(1) Source: https://coinmarketcap.com/academy/article/venture-capital-firms-invest-dollar400-million-in-toncoin-as-telegram-user-base-hits-1-billion

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4 4 Compelling Entry Point Relative to mNAV (1) Excludes the debt facility from BitGo. (2) Based on mNAV at the time of announcement. (3) mNAV is calculated based on BTC contributed by Bitfinex, Tether, and Tether on behalf of SoftBank, $100 million in cash in trust, a $385 million convertible note, and a $200 million PIPE. Includes $29 million in transaction expenses and $20 million in operating expenses. (4) Based on $433 million in gross proceeds from 50 million private placement shares and 10.4 million pre - funded warrants at $6.15 per share, plus 1.4 million strategic advisory warrants at the same price. Includes $19 million in transaction expenses. Excludes subsequent capital raises. (5) mNAV is calculated based on $250 million in cash in trust, a $516.5 million convertible note, and a $235 million PIPE. (6) Based on $100 million in gross proceeds from 36.0 million private placement shares and 7.9 million pre - funded warrants, each priced at $2.28 per share. Includes placement agent fees, working capital adjustments, and additional transaction expenses. AlphaTON (2) (3) (4) (5) ProCap BTC, LLC (6) The Project TON team has secured an attractive entry point and discount to mNAV, positioning the deal to outperform recently announced DAT peers. (1)

5 5 Source AlphaTON leadership team: Forecasted Digital Asset Treasury Revenue Streams Treasury Val (in USD Mill Digital Asset Treasury Revenue Streams Backed by Growing Treasury Value Liquid Staking Revenue: 5% – 15% DEX Trading Fees: 0.1% – 0.3% MEV Rewards: 1% – 5% Staking Revenue: 3% – 4% Initial $100M Treasury Base +$100M Treasury Injection Revenue (in USD Millions)

6 6 Leadership Team We have assembled a high - conviction leadership team to lead AlphaTON. The group includes seasoned capital markets executives, regulatory experts, and crypto - native operators — each bringing institutional credibility and strategic alignment with TON’s long - term growth thesis. Brittany Kaiser, Chief Executive Officer and Board Member Brittany Kaiser is a serial entrepreneur and globally recognized expert in technology and legislative reform, having spent most of her career advising governments and companies on policy and strategy . As a former whistleblower, she concentrates on the convergence of technology and ethics . Ms . Kaiser sits on multiple U . S . Congressional subcommittees on Blockchain, Fintech and Digital Innovation for the State of Wyoming, and has co - authored both state and federal bills on data, digital assets and AI ethics . She is co - founder and Chair of the Open - Source AI Foundation and the Own Your Data Foundation . She currently serves as co - CEO of Chateaushi, a Web 3 . 0 marketplace for tokenized real estate, and has taken two of her companies public on Nasdaq as Chairman and Board Member including one of the world’s largest bitcoin mining companies . Kaiser is the best - selling author of Targeted published globally by Harper Collins, and she is the main subject of Netflix original documentary "The Great Hack", nominated for an Emmy, BAFTA and shortlisted for an Oscar . As a thought leader and public speaker represented by CAA, she is a keynote speaker for Fortune 1000 boards and private governments globally . Enzo Villani, Chief Investment Officer and Board Member* Enzo Villani is the Founder, CEO, and Chief Investment Officer of Alpha Transform Holdings (ATH), a fintech, AI, media, and digital asset investment and advisory firm . Enzo also founded ATH's investment arm, Alpha Sigma Capital (ASC), a multi - strategy investment fund focused on emerging blockchain companies . Prior to his transition into cryptocurrency and blockchain, Enzo was co - founder of Nasdaq Corporate Solutions and co - founder and Chief Strategy Officer of two strategic M&A consolidations in the areas of investor relations, proxy solicitation, corporate governance, and financial technology . His companies have managed over 10 , 000 public companies . Enzo was also CEO of Equities . com, a financial publication and social community for investors . Throughout his career, Enzo has raised over $ 600 million and created over $ 1 billion in value as a corporate strategist and M&A entrepreneur . Yury Mitin, Chief Business Development Officer* Yury Mitin is the Managing Partner at RSV Capital ( www . rsv . capital), a global investment firm based in Toronto, Canada, that specializes in late - stage investments in high - growth technology companies . With over 17 years of experience in venture capital and technology entrepreneurship, Yury focuses on identifying and supporting transformative businesses across sectors such as FinTech, Web 3 /Crypto, EdTech, AI, and other innovation - driven verticals . Throughout his career, he has led over $ 200 million in venture and secondary investments in companies like eToro, Upgrade, Robinhood, Udemy, MasterClass, and others . His background includes building business incubators, launching accelerators, and serving as a venture partner across multiple VC funds . Yury is deeply committed to partnering with founders and investors who are reshaping the future through technology and innovation . *Enzo Villani and Yury Mitin are appointed to these roles at closing of the financing

7 7 AlphaTON Strategic Advisors Matt McKibbin General Partner, Hyla Fund Management Andrew Zubko CTO, Mamoru AI and Mevton Hartej Sawhney Founder & CEO, Zokyo Ted Moscovitz Co - Founder, DecentraNet & Former SEC Attorney in the Digital Assets Group Anthony Scaramucci Founder & Managing Partner, SkyBridge Capital Jaime Rogozinski Founder, WallStreetBets Michael Terpin Founder & CEO, Transform Ventures

8 8 Strategic Relationships and Lead Investors

9 9 Why TON? The timing for this venture is considered highly opportune given TON's recent designation as the exclusive blockchain infrastructure for Telegram's Mini App ecosystem, which serves over 1 billion monthly active users . This strategic integration creates a vast and captive market for TON - based services and applications . The total addressable market (TAM) is estimated at $ 847 billion, encompassing global blockchain infrastructure and social commerce, with an immediate addressable market (IAM) of $ 12 . 4 billion, specifically within the Telegram ecosystem and validator infrastructure . These figures highlight the significant scale and potential for growth within this niche . Why TON, Why Now? • Key growth drivers include the rapid expansion of TON's network, which has grown from 35,000 accounts in 2019 to 5.2 million in 2024. • The exclusivity of TON within Telegram's Mini App ecosystem is a pivotal factor, ensuring high adoption rates. • A recent $400 million funding round for TON, backed by prominent venture capital firms, provides substantial financial backing and market validation for the ecosystem's underlying technology and growth potential. • The market cap of TON is in excess of $8 billion. • Massive Distribution: Leveraging Telegram's global user base enables widespread, frictionless crypto adoption. • Scalability: A technically robust network capable of supporting millions of users efficient

10 10 What is TON? The Open Network Origin Initially developed by the founders of Telegram, TON has since transitioned to a fully decentralized, community - led initiative. It is now stewarded by the non - profit TON Foundation. Architecture Highlights: • Layer - 1 Blockchain Features a multi - layered design with dynamic sharding, enabling high throughput and low latency. • Infinite Sharding Paradigm Shardchains can autonomously split and merge based on network activity, allowing the blockchain to scale seamlessly in response to transaction volume. • Proof - of - Stake (PoS) Consensus Employs an energy - efficient and scalable PoS model, offering a sustainable alternative to traditional Proof - of - Work (PoW) systems.

11 11 Source: https://pixelplex.io/blog/ton - vs - ethereum - vs - so lana/ TON vs Other Blockchains Solana Ethereum TON 1 second 12 seconds 5 seconds Block time 6.4 seconds 10 - 15 minutes Under 1 sec. Time - to - finality High Potentially High High Simple transaction performance Very Low Low High Complex Transaction performance

12 Thank You